Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before provision for income taxes	$(1,257)	$82	$31,803	$23,270	$82,977
Less/add: Equity in net earnings (loss) of unconsolidated businesses	8,569	10,466	3,974	1,574	(209)
Add: Fixed charges	31,373	30,843	15,662	14,911	21,112
Add: Distributed income of unconsolidated businesses	11,294	11,590	4,427	2,826	905
Total earnings before income taxes and fixed charges	$32,841	$32,049	$47,918	$39,433	$105,203

Fixed charges:
Interest on borrowings	$26,885	$25,759	$11,063	$10,540	$14,334
Interest component of rent expense (1)	4,488	5,084	4,599	4,371	6,778
Total fixed charges	$31,373	$30,843	$15,662	$14,911	$21,112

Ratio of earnings to fixed charges	1.0x	1.0x	3.1x	2.6x	5.0x

(1)           Amount represents those portions of rent expense that are reasonable approximations of interest costs.